SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                               LMI Aerospace, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   502079 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|    Rule 13d-1(b)

         |_|    Rule 13d-1(c)

         |X|    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                Page 1 of 4 Pages

SEC 1745 (3-98)

CUSIP NO. 502079 10 6

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1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         Ronald S. Saks

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  |___|

         (b)  | X |

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3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------

Number of          5.   Sole Voting Power
Shares
Beneficially            2,672,838
Owned by       -----------------------------------------------------------------
Each
Reporting          6.   Shared Voting Power
Person With
                        -0-
               -----------------------------------------------------------------

                   7.   Sole Dispositive Power

                        2,672,838
               -----------------------------------------------------------------

                   8.   Shared Dispositive Power

                        -0-
--------------------------------------------------------------------------------

9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,672,838
--------------------------------------------------------------------------------

10.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares

          (See Instructions)  |__|

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount In Row (11)

         32.86%
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------


                                Page 2 of 4 Pages

Item 1(a)         Name of Issuer:

                  LMI Aerospace, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  3600 Mueller Road
                  St. Charles, Missouri 63302

Item 2(a)         Name of Persons Filing:

                  Ronald S. Saks

Item 2(b)         Address or Principal Business Office or, if none, Residence:

                  3600 Mueller Road
                  St. Charles, Missouri  63302

Item 2(c)         Citizenship:

                  Ronald S. Saks is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.02 per share

Item 2(e)         CUSIP Number:

                  502079 10 6

Item 3.           Not Applicable

Item 4.           Ownership.

         (a)      Amount beneficially owned:

                  2,672,838

         (b)      Percent of class:

                  32.86%

         (c)      Number of shares as to which such persons have:

                  (i)      Sole power to vote or to direct the vote

                           2,672,838


                                Page 3 of 4 Pages

                  (ii)     Shared power to vote or to direct the vote:

                           None

                  (iii)    Sole power to dispose or direct the disposition of:

                           2,672,838

                  (iv) Shared power to dispose or to direct the disposition of:

                           None

Item 5.           Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         The Ronald S. Saks Revocable Trust U/T/A dated June 21, 1991, is the record owner of all 2,672,838 shares of the Issuer's stock owned by Mr. Saks. The Trust retains the right to receive all dividends and all proceeds from the sale of the Company's stock.


Item 7.           Not applicable

Item 8.           Not applicable

Item 9.           Not applicable

Item 10.          Not Applicable


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 14, 2001
                                          --------------------------------------
                                          Date


                                           /s/ Ronald S. Saks
                                          --------------------------------------
                                          (Signature)


                                          Ronald S. Saks
                                          --------------------------------------
                                          (Name and Title)



                                Page 4 of 4 Pages